As filed with the Securities and Exchange Commission on June 27, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 33-41102

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SILICON VALLEY BANK 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SILICON VALLEY BANCSHARES

3003 Tasman Drive

Santa Clara, California 95054-1191

TABLE OF CONTENTS

INDEPENDENT AUDITORS’ REPORT

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2002

NOTES TO FINANCIAL STATEMENTS

SIGNATURES

EXHIBITS

99.1 CERTIFICATIONS

23.1 CONSENT OF INDEPENDENT AUDITORS

Independent Auditors’ Report

The Administrative Committee
Silicon Valley Bank 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG llp

San Francisco, California

June 16, 2003

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

Assets:	2002	2001
Investments, at fair value:
Plan interest in Silicon Valley Bank
Retirement Plans Master Trust	$58,813,136	$62,651,957

Contributions receivable:
Participant	180,399	4,720
Employer	462,373	—
Total contributions receivable	642,772	4,720

Total assets	59,455,908	62,656,677

Net assets available for benefits	$59,455,908	$62,656,677

See accompanying notes to financial statements.

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

2002
Additions (deductions) to net assets attributed to:
Plan interest in Master Trust:
Interest	$81,137
Dividend	353,634
Net depreciation in fair value of investments	(15,425,592)
Total investment loss	(14,990,821)

Contributions:
Participant	3,811,657
Employer	1,301,099
Rollovers	471,658
Total contributions	5,584,414

Assets transferred in from Money Purchase Plan (Note 1)	10,799,770

Deductions from net assets attributed to:
Benefits paid to participants	(4,476,327)
Loan fees and other	(117,805)
Total deductions	(4,594,132)

Net decrease	(3,200,769)

Net assets available for benefits:
Beginning of year	62,656,677
End of year	$59,455,908

See accompanying notes to financial statements.

SILICON VALLEY BANK 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

(1)                                 Description of Plan

The following description of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                               General

The Plan is a defined contribution plan established by Silicon Valley Bank (the “Company”) on January 1, 1985.  Effective March 1, 1995, the Silicon Valley Bancshares Employee Stock Ownership Plan was merged with the Silicon Valley Bank 401(k) Plan.  The merged Plan was restated and renamed the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan.  Prior to December 31, 2002, assets of the Plan were included in the Silicon Valley Bank Retirement Plans Master Trust (the “Master Trust”) with the assets of the Silicon Valley Bank Money Purchase Pension Plan (the “MPP”).  The assets of the Master Trust are held by Fidelity Management Trust Company (“Fidelity”).  Effective December 31, 2002, the MPP was frozen and merged into the Plan.  MPP assets of $10,799,770 were transferred to the Plan on December 31, 2002.  Participants will continue to vest at 20% per year in their MPP account.  The Company will not make any future contributions toward the MPP.  The Company expects that contributions to the 401(k) Plan in 2003 will approximate the sum of the payments to the 401(k) plan and the MPP Plan in 2002.

The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975 (e) (7) of the IRC.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

(b)                               Administration of Plan

The Company is the sponsor and administrator of the Plan.  Management and administration of the Plan is the responsibility of a committee appointed by the Company.  The Company has contracted with Fidelity to act as trustee and custodian and Fidelity Institutional Retirement Services to act as record keeper of the Plan.

(c)                                Eligibility

Eligible employees become Plan participants on the first day of hire.  To be eligible, an employee must be age 18 or above and complete one hour of service as an employee of the Company.

(d)                               Contributions

Effective October 1, 2002, participants are allowed to contribute up to 75% of their pre-tax compensation as defined in the Plan (limited to 7% of pre-tax compensation for highly compensated participants), up to the maximum amount allowable under federal income tax regulations ($11,000 and $10,500 for 2002 and 2001, respectively).  Prior to October 1, 2002, participants could contribute up to 7% of their pre-tax compensation.  Upon approval by the Plan administrator, participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2002, the Plan was amended to allow participants age 50 and over an additional pre-tax contribution of $1,000.  The contribution limit increases each year by $1,000 to a maximum of $5,000.

The Company may, at its discretion, make matching 401(k) contributions as defined in the Plan.  The Company may match 100% of each participant’s contributions up to a maximum of $1,000 per year.

Discretionary ESOP contributions made by the Company to the Plan are allocated among the Plan participants based upon each eligible participant’s cash compensation excluding incentive pay and excluding IRC Section 401(k) and Section 125 deferrals (collectively “Pay”).  Discretionary ESOP contributions, which are based on Company performance, may range between 0% and 10% of Pay.  In 2002 and 2001, the Company made discretionary ESOP contributions of approximately 1% and 0%, respectively.

(e)                                Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.   Allocations are based on participant earnings or account balances, as defined in the Plan.  Certain fees may be charged to participant accounts, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(f)                                   Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s 401(k) matching and discretionary ESOP contributions is based on years of service, as defined in the Plan, in accordance with the following schedule:

Years of Service	Vested Percentage

Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

In addition, a participant’s account becomes fully vested upon attaining normal retirement age while employed by the Company, upon termination by the Company due to a reduction in force, upon death or disability, or upon a covered termination as defined in the Plan.

(g)                               Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used first to restore previously forfeited amounts of rehired participants’ accounts and are then used to reduce future Company contributions to the Plan.  Forfeited nonvested accounts totaled $576,126 and $276,735 for the years ended December 31, 2002 and 2001, respectively.  Of the $576,126 forfeited nonvested accounts at December 31, 2002, $259,753 represents forfeited balances transferred from the MPP (see Note 1(a) for further discussion on the transfer of assets from the MPP).  During 2002, Company contributions to the Plan were reduced by $56,917 due to forfeitures from nonvested accounts, and administrative expenses totaling $113,487 were paid from the forfeiture account.

(h)                               Investment Options

Participants may direct the investment of their Plan assets in any of the Plan’s investment options, except for the ESOP.  ESOP contributions are directed by the Plan administrator.  Investment options provide varying degrees of risk and return.

Participants may elect to invest in any of the funds in increments of 1% of their total contribution amounts, except that contributions allocated to the Silicon Valley Bancshares Common Stock Fund are limited to 25% of the amount available for each participant to direct.  A participant’s investment options and percentage increments for the Plan are the same as the participant’s investment options and percentage increments as directed by that participant under the MPP Plan.  Earnings or losses on these investments are applied to participants’ accounts as of the end of each day.  Participants may change their investment elections under the Plan and the MPP Plan at any time.

All ESOP contributions are invested in the Silicon Valley Bancshares Common Stock Fund and are not subject to investment direction by the participants. However, each participant who attains age 55 may transfer all or a portion of the amounts in his or her ESOP account into any of the other investment funds.

(i)                                  Participant Loans

Participants may borrow from the total of their individual contributions, including their rollover contributions, plus earnings thereon, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000, the participant’s vested account balance under the Plan, or 50% of the participant’s total vested account balance under this Plan or under any other qualified plan maintained by the employer for any related company.  Participants may also borrow from the total of their vested Company contributions.  Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account Fund.  Loan terms may be up to five years for personal loans or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at the trustee’s prime rate, plus 1%.  Interest rates for loans outstanding at December 31, 2002 and 2001 range from 4.25% to 10.5%.  Principal and interest are paid ratably through semi-monthly payroll deductions.

(j)                                   Payment of Benefits

On termination of employment by the Company or termination of service due to death, disability, retirement, a reduction in force by the Company, or a covered termination as defined in the Plan, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account.  Participants may also elect to be paid in annual installments or in the form of an annuity.  Participants may leave their assets in the Plan until the participant elects a form of distribution.  If the account balance is $5,000 or less, a distribution payment is made as a single lump sum upon termination.

(2)                                 Summary of Accounting Policies

The accounting and reporting policies of the Plan conform with accounting principles generally accepted in the United States of America.

(a)                               Basis of Financial Statement Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)                               Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)                                Administrative Expenses

Plan administrative expenses may be paid by the Company and any such expenses not paid by the Company shall be paid by the Plan.

(d)                               Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  The Plan’s interest in the Master Trust is valued at quoted market prices of the underlying mutual funds, which represent the net asset value of shares held in the funds at year-end.  The Silicon Valley Bancshares Common Stock Fund is valued based on its quoted market price.  Participant loans and interest bearing cash are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s share of gains and losses on investments bought and sold, as well as held during the year.

(e)                                Payments of Benefits

Benefits are recorded when paid.

(f)                                   Risks and Uncertainties

The Plan may invest in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)                                 Investments

As of December 31, 2002 and 2001, the Plan owned 1,432,958 and 1,562,858 equivalent shares of Silicon Valley Bancshares common stock with a cost basis of $14,708,604 and $15,193,169 and a fair market value of $26,151,482 and $41,775,187, respectively.

The following tables provide information on participant-directed and non-participant-directed activity for the Silicon Valley Bancshares Common Stock Fund:

2002	Participant Directed	Non-Participant Directed	Total

Silicon Valley Bancshares common stock fund
	$3,078,420	$23,073,062	$26,151,482

Balance at December 31, 2002	$3,078,420	$23,073,062	$26,151,482

2002	Participant Directed	Non-Participant Directed	Total

Balance at January 1, 2002	$2,879,606	$38,895,581	$41,775,187
Net depreciation in fair value of investments
	(873,819)	(10,378,935)	(11,252,754)
Employer contributions	76,236	—	76,236
Participant contributions	291,119	—	291,119
Rollovers	24,550	—	24,550
Benefits paid to participants	(100,791)	(3,126,955)	(3,227,746)
Interest on Loans	7,868	11,992	19,860
Loan fees and other expenses	(1,901)	(904)	(2,805)
Interfund transfers	(287,710)	(2,283,396)	(2,571,106)
Transferred from/(to) MPP	1,063,262	(44,321)	1,018,941
Balance at December 31, 2002	$3,078,420	$23,073,062	$26,151,482

2001	Participant Directed	Non-Participant Directed	Total

Silicon Valley Bancshares common stock fund	$2,879,606	$38,895,581	$41,775,187

	$2,879,606	$38,895,581	$41,775,187
Balance at December 31, 2001

(4)                                 Interest in Master Trust

The Plan’s investments are included in the Master Trust, which was established for the investment of the assets of both the Plan and the MPP.  Each of these plans has an interest in certain investment portfolios within the Master Trust.  Prior to December 31, 2002, the assets were separated by plan in the Master Trust, however, as previously discussed in Note 1(a), the Plan and the MPP were merged on December 31, 2002.  The assets of the Master Trust are held by Fidelity.  At December 31, 2002 and 2001, the Plan’s interest in the assets of the Master Trust constituted approximately 100% and 87%, respectively, of the total Master Trust’s assets.

The Master Trust had the following investments at:

	December 31, 2002	December 31, 2001
Investments, at fair value:
Interest-bearing cash	$7,906,364	$3,928,490
Mutual funds	23,656,005	23,851,500
Silicon Valley Bancshares common stock fund	26,151,482	43,171,735
Participant loan account	1,099,285	968,195
Total investment	$58,813,136	$71,919,920

As of December 31, 2001, the MPP’s interest in the assets of the Master Trust was $9,267,963.

Investment loss for the Master Trust for the year ended December 31, 2002 is as follows:

2002
Investment Income (Loss):
Net depreciation in fair value of investments:
Mutual funds	$(5,840,502)
Silicon Valley Bancshares common stock fund	(11,700,736)
(17,541,238)
Interest income	81,137
Dividend income	493,271
Total investment loss	$(16,966,830)

For the year ended December 31, 2002, the MPP’s interest in the investment loss of the Master Trust was $(1,967,009).

(5)                                 Related Party Transactions

The Company is the Plan administrator, as defined in the Plan, and therefore, all Silicon Valley Bancshares common stock transactions involving the Plan qualify as exempt party-in-interest transactions.  Investments are managed by Fidelity, the Plan trustee and custodian, as defined in the Plan, and therefore, these transactions also qualify as exempt party-in-interest transactions.

(6)                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue contributions, in accordance with the Plan document and under the provisions of ERISA, at any time and for any reason.  In the event of Plan termination, participants will become fully vested in their Company 401(k) match and ESOP accounts.

(7)                                 Tax Status

The Internal Revenue Service (IRS) has made a favorable determination on the plan and informed the Company, by a letter dated November 20, 2002, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the IRC.  The Plan administrator, based upon the advice of legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

(8)                                 Concentration of Investments

The Plan’s investment in shares of the Silicon Valley Bancshares common stock represents approximately 44% and 67% of total assets as of December 31, 2002 and 2001, respectively. Silicon Valley Bancshares is a bank holding company and a financial holding company whose principal subsidiary is Silicon Valley Bank (the “Bank”), a California-chartered bank with headquarters in Santa Clara, California.  The Bank has 11 offices throughout California and operates regional offices across the country, including Arizona, Colorado, Florida, Georgia, Illinois, Massachusetts, Minnesota, New York, North Carolina, Oregon, Pennsylvania, Texas, Virginia, and Washington.

(9)                                 Subsequent Events

Effective January 1, 2003, the Plan was amended to allow highly compensated participants to contribute up to 75% of their pre-tax compensation, up to a maximum of the IRS annual contribution limit, or $12,000 in 2003.  Also effective January 1, 2003, the Plan was further amended so that the Company will match the first 5% of pre-tax compensation that each participant contributes, which will vest immediately.  This replaces the prior Company match, which was 100% of each participant’s contribution up to a maximum of $1,000 per year.  All prior matching contributions of active participants became 100% vested as of January 1, 2003.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 27, 2003	/s/ LAUREN FRIEDMAN
Lauren Friedman
Chief Financial Officer